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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

                                LUSCAR COAL LTD.

                            LUSCAR ENERGY PARTNERSHIP
              (Translation of each registrant's name into English)

          Luscar Coal Ltd.                        Luscar Energy Partnership
          1600 Oxford Tower
         10235 - 101 Street                           1133 Yonge Street
          Edmonton, Alberta                           Toronto, Ontario
           Canada T5J 3G1                              Canada, M4T 2Y7
           (780) 420-5810                              (416) 934-7655

 (Address and telephone number of each registrant's principal executive offices)

         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X  Form 40-F
                                       ---          ---


         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---

         If "Yes, is marked, indicate below the file number assigned to the registrants in connection with Rule 12g3-2(b): 82-____.

1.1      The Registrants' interim report for the first quarter 2004.

2.1 Certification of Luscar Coal Ltd. Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

2.2      Sworn Written Statement of Luscar Coal Ltd. Chief Executive Officer

2.3      Sworn Written Statement of Luscar Coal Ltd. Chief Financial Officer

3.1 Certification of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

3.2      Sworn Written Statement of Luscar Energy Partnership Chief Executive
         Officer

3.3      Sworn Written Statement of Luscar Energy Partnership Chief Financial
         Officer

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      LUSCAR COAL LTD.



Date: May 7, 2004             By             /s/ Garnet Clark
                                 -------------------------------------------
                                     Name:      Garnet Clark
                                          --------------------------------------
                                     Title: Vice-President, Finance
                                          --------------------------------------



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      LUSCAR ENERGY PARTNERSHIP



Date: May  7, 2004                    By             /s/ Samuel Ingram
                                        ----------------------------------------
                                      Name:            Samuel Ingram
                                           -------------------------------------
                                      Title:          Vice President
                                            ------------------------------------



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                                  Exhibit Index

1.1      The Registrants' interim report for the first quarter 2004.

2.1 Certification of Luscar Coal Ltd. Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

2.2      Sworn Written Statement of Luscar Coal Ltd. Chief Executive Officer

2.3      Sworn Written Statement of Luscar Coal Ltd. Chief Financial Officer

3.1 Certification of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

3.2      Sworn Written Statement of Luscar Energy Partnership Chief Executive
         Officer

3.3      Sworn Written Statement of Luscar Energy Partnership Chief Financial
         Officer